Filed Pursuant to Rule 253(g)(2)

File No. 024-11513

SUPPLEMENT NO. 1 TO OFFERING CIRCULAR DATED APRIL 30, 2021

COLABS INT’L, CORP.

18593 Main Street

Huntington Beach, CA 92648

www.colabsintl.com

This Offering Circular Supplement No. 1 (this “Supplement”) relates to the Offering Circular of CoLabs Int’l, Corp. (the “Company”) dated April 30, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Act”) for Tier 2 offerings, pursuant to which the Company is offering up to 3,000,000 shares of Common Stock at an offering price of $6.50 per share for gross proceeds of up to $19,500,000 on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose:

●	The minimum investment amount has been decreased from 100 shares for $650 to 50 shares for $325. The Company has the option, in its sole discretion, to accept less than the minimum investment or increase or decrease the minimum investment amount in the future. All references in the Offering Circular to the minimum investment shall be modified to reflect the foregoing.

●	On September 10, 2021, the Company gave notice to terminate its agreement with Novation Solutions Inc. dba Dealmaker (“Dealmaker”), which was providing technology services, including their online platform, in connection with the Offering (a “Technology Agent”). The Company was utilizing Dealmaker’s online platform so that its investors could receive, review, execute, and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer. Dealmaker will cease processing our subscription agreements 60 days after the notice of termination. At such time, we will engage another third-party Technology Agent. As soon as to the Company does so, it will file an offering circular supplement to disclose the new Technology Agent and other material terms relating to the engagement.

●	The Company gave notice of its intent to terminate its agreement with its transfer agent, EQ Shareowner Services, in the near future. The Company intends to engage another transfer agent, but has not yet done so. As soon as the Company does so, it will file an offering circular supplement to disclose the new transfer agent.

●	The Company has given notice of its intent to terminate its agreement with its escrow agent, Prime Trust. The Company is engaging a new escrow agent, Fund America, associated with North Capital Private Securities Corp. As soon as the Company enters into an agreement with the new escrow agent, it will file an offering circular supplement to disclose the engagement.

●	The Company no longer intends to sell or reformulate any of its base products with CBD ingredients. Further, the Company is not involved in any discussions with CBD companies to provide base formulations for their CBD ingredients. The Company has never offered for sale any products containing CBD. Therefore, all references to CBD, including on pages 37, 38, and 42 are hereby deleted. The Company is also no longer formulating the “Hemp (CBD) Formulations” listed on page 39.

●	On September 8, 2021, Steve Handy notified the Company that he assumed a full-time position with another company. Accordingly, he resigned as a consultant for accounting and financial oversight for the Company and will no longer be assuming a full-time role as the Company’s Chief Financial Officer in the future. Doug Samuelson, CPA has replaced Mr. Handy and assumed the role of accounting and financial oversight consultant.

●	As of the date of this Supplement, there have been no subscriptions of Common Stock accepted pursuant to this Offering.

Except as expressly set forth herein, the Company’s offering of Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

Investing in the Company’s Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. (See “Risk Factors” in the Offering Circular for a discussion of certain risks that you should consider in connection with an investment in the Company’s Common Stock.)

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 1 to the Offering Circular is September 30, 2021.